

Mail Stop 3720

December 11, 2007

Via U.S. Mail and Fax

Andy Halford
Chief Financial Officer
Vodafone Group Plc
Vodafone House, The Connection
Newbury, Berkshire, RG14 2FN, England

> **RE:** **Vodafone Group Public Limited Company**
> **Form 20-F for the fiscal year ended March 31, 2007**
> **Filed June 14, 2007**
> **File No. 001-10086**

Dear Mr. Halford:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director